July 9, 2003

Glenda Flanagan
Whole Foods Market Inc.
601 North Lamar Boulevard Suite 300
Austin, TX 78703


RE:         Amended Schedule 13G


Enclosed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at June 30, 2003 by American Express Financial Corporation in Common Stock of Whole Foods Market Inc.


Sincerely,



/s/ Steve Turbenson
---------------------
    Steve Turbenson
    Director - Fund Administration

Enclosure

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                                   Amendment 3

                             Whole Foods Market Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    966837106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               CUSIP NO. 966837106

1)  Name of Reporting Person              American Express Financial Corporation

    S.S. or I.R.S. Identification         IRS No. 13-3180631
    No. of Above Person

--------------------------------------------------------------------------------

2)  Check the Appropriate Box             (a) if a Member of a Group
                                          (b) X - Joint Filing

--------------------------------------------------------------------------------

3)  SEC Use Only

--------------------------------------------------------------------------------

4)  Citizenship or Place of Organization Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    (5) Sole Voting Power                 -0-
    ---------------------                 ------------
    (6) Shared Voting Power               1,724,877
    -----------------------               ------------
    (7) Sole Dispositive Power            -0-
    --------------------------            ------------
    (8) Shared Dispositive Power          2,937,277
    ----------------------------          ------------
--------------------------------------------------------------------------------

9)     Aggregate Amount Beneficially
       Owned by Each Reporting Person     2,937,277

--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in
       Row (9) Excludes Certain Shares    Not Applicable

--------------------------------------------------------------------------------

11)    Percent of Class Represented by
       Amount In Row (9)                  4.94%

--------------------------------------------------------------------------------

12)    Type of Reporting Person           CO, IA, IV, IA

--------------------------------------------------------------------------------

1(a)  Name of Issuer:                     Whole Foods Market Inc.

1(b)  Address of Issuer's Principal       601 North Lamar Boulevard Suite 300
      Executive Offices:                  Austin, TX 78703

2(a)  Name of Person Filing:              American Express Financial Corporation

2(b)  Address of Principal Business Office:
                                          American Express Financial Corporation
                                          200 AXP Financial Center
                                          Minneapolis, MN  55474

2(c)  Citizenship:                        See Item 4 of Cover Page

2(d)  Title of Class of Securities:       Common Stock

2(e)  Cusip Number:                       966837106

3     Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
         American Express Company, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G) and is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.

4(a)  Amount Beneficially Owned as of June 30, 2003: See Item 9 of Cover Pages

4(b)  Percent of Class: See Item 11 of Cover Pages

4(c)  Number of Shares as to which such person has:

      (i)    Sole power to vote or to direct the vote: See Item 5 of Cover Pages

      (ii)   Shared power to vote or direct the vote: See Item 6 of Cover Pages

      (iii) Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

      (iv) Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

5    Ownership of 5% or Less of a Class:

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X).

6    Ownership of more than 5% on Behalf of Another Person:

                                                   Not Applicable

7    Identification  and  Classification  of the  Subsidiary  Which Acquired the
          Security Being Reported on by the Parent Holding Company:

                                                   See Exhibit I

8    Identification and Classification of Members of the Group:

                                                   Not Applicable

9    Notice of Dissolution of Group:

                                                   Not Applicable

10   Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          American Express Financial Corporation



Dated: June 30, 2003                      By /s/ Steve Turbenson
                                             ---------------------
                                                 Signature

                                                 Steve Turbenson
                                                 Director - Fund Administration
                                                 Name/Title

                                                 Telephone: (612) 671-2059

                                  Exhibit Index

Exhibit I      Identification   and   Classification  of  the  Subsidiary  which
               Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II     Statement of American Express Financial Corporation

                                    Exhibit I

                                       to

                                  Schedule 13G

       American Express Financial Corporation, a Delaware Corporation, is a parent holding company and is registered as investment advisor under section 203 of the Investment Advisor Act of 1940. The relevant subsidiaries and/or advised accounts are: Investment companies registered under section 8 of the Investment Company Act of 1940; IDS Life Insurance Company and American Express Asset Management Group Inc., an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                                    Under the

                         Securities Exchange Act of 1934

       Pursuant to Rule 13d-1(f)(1), American Express Financial Corporation affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed in its behalf and on behalf of it subsidiaries and advised accounts.

                                         American Express Financial Corporation




                                         By: /s/ Steve Turbenson
                                             --------------------
                                                 Steve Turbenson
                                                 Director - Fund Adminstration